

Mail Stop 4720

January 21, 2016

Via E-mail
Mr. Carter J. Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

> **Re: Elite Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed June 15, 2015**
> **Form 10-Q/A for the Quarterly Period Ended September 30, 2015**
> **Filed December 30, 2015**
> **File No. 001-15697**

Dear Mr. Ward:

We have reviewed your December 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2015 letter.

Form 10-K for the Fiscal Year Ended March 31, 2015

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1. Refer to our prior comment 1. Please revise your proposed policy disclosures that indicate that revenue is recognized when "fair value can be determined" to indicate that arrangement consideration is allocated at the inception of the arrangement based on relative selling price. Refer to ASC 605-25-30-2.

Note 4 – Intangible Assets, page F-14

2. Refer to your response to our prior comment 2. Please provide your analysis of the seven undisclosed generics listed in your response letter dated October 26, 2015, that would support your assertion that those ANDA's have indefinite lives. Include in your response the date of FDA approval for the branded product the ANDA is based on, the date the product became generic, the treatment indication, and other factors supporting your conclusions.

Note 20 – Concentrations, page F-32

3. Refer to your response to our prior comment 3. You indicate that NDA and ANDA products represent two reportable segments. Please tell us why you have not provided the disclosures required by ASC 280-10-50-20 through 50-31.

Form 10-Q/A (Amendment No. 2) for the Quarterly Period Ended September 30, 2015
Notes to Condensed Consolidated Financial Statements
Note 4 – Restatement of Prior Financial Information, page F-9

4. Although we acknowledge that net income (loss) attributable to common shareholders did not change as a result of your error in accounting for your convertible preferred stock, it is evident that net income (loss) has changed. Please amend your Forms 10-Q/A for the quarterly periods ended June 30, 2015 and September 30, 2015 to include the change to net income (loss) in your disclosure of the impact of the restatement to your condensed consolidated statements of operations for the periods ended March 31, 2015, December 31, 2014, September 30, 2014 and June 30 2014 as stipulated in ASC 250-10-50-7 and 50-8. In addition, please revise your presentation of net income (loss) in your tables for the condensed consolidated statements of cash flows for the same periods to properly present net income (loss), as this is the line-item that is reconciled to net cash flows from operating activities under the indirect method as stipulated in ASC 230-10-45-28. In this regard, although you label the line-item "net income (loss)" in the tables, the amounts you currently present are the "net (income) loss attributable to common shareholders" for all periods prior to September 30, 2015.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance